SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Keith Schaitkin, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4388

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the “Initial 13D”) by the Reporting Persons with respect to the shares of Common Stock, no par value (the “Shares”), issued by Lions Gate Entertainment Corp. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

On March 17, 2009, the Reporting Persons issued a press release announcing the pricing terms of the previously announced tender offer for the Issuer’s convertible senior subordinated notes. The press release is filed herewith as an exhibit and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Item 6 of the Initial 13D is hereby amended by adding the following: The information set forth in Item 4 above is incorporated herein by reference.

Item 7.	Exhibits
1. Press Release dated March 17, 2009

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2009

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS LP

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ONSHORE LP

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

IPH GP LLC

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – Lions Gate Entertainment Corp.]